

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 27, 2007

Mr. Jeffrey R. Bailey
Chief Executive Officer
Tengasco, Inc.
10215 Technology Drive N.W.
Knoxville, TN 3732-3379

> **Re:** **Tengasco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-15555**

Dear Mr. Bailey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Please correct the Commission File Number on the cover of your annual report to be 001-15555; this took effect with your filing of the Form 8-A12B on December 15, 1999.

Properties, page 21

Reserve Analyses, page 23

2.   We note you disclose measures of PV-10 reserves in the amounts of $26,469,192
        and $20,962,018. Please expand your disclosures to comply with Item 10(e) of
        Regulation S-K for non-GAAP measures, including a reconciliation to the most
        comparable amount that is based on GAAP, which would be the standardized
        measure. Further, while you have identified two figures associated with
        December 31, 2006, it appears that your PV-10 amount of $20,962,018 does not
        correspond to this or any of the other dates presented in your table on page F-32.
        Please revise your disclosure as necessary. Since you have not included taxes in
        your computation of the standardized measure on page F-32, please also expand
        your disclosure in that section to explain the reasons; it should be clear whether
        you have utilized only those tax deductions, credits and allowances relating to
        your proved oil and gas reserves, as stipulated in paragraph 30(c) of SFAS 69.

Financial Statements

Note 1- Summary of Significant Accounting Policies, page F-9

Inventory, page F-10

3.   We note your disclosure stating your inventory consists of crude oil in tanks and
        is carried at market value. According to Chapter 4, Statement 9 of ARB 43,
        inventory must meet three criteria in order to be stated above cost:

        •   inability to determine appropriate approximate costs;

        •   immediate marketability at quoted market price; and

        •   unit interchangeability.

        Further, according to paragraph 15 of EITF 02-03, the rescission of EITF 98-10
        eliminated any basis for recognizing physical inventories included in energy
        trading activities at fair value, except as provided by other guidance under higher
        categories of GAAP. Please re-evaluate your accounting policy, and restate your
        financial statements as necessary. You may refer to additional guidance available
        on our website in Section II.F.2 of the March 31, 2001 Division of Corporation
        Finance; Frequently Requested Accounting and Financial Reporting
        Interpretations and Guidance at

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P269_55755

Accounts Receivable, page F-12

4.   We note your disclosure that you include any accounts receivable balances that
        are determined to be uncollectible, along with a general reserve, in the overall
        allowance for doubtful accounts. Please tell us the methodology you have
        employed in establishing a general reserve for uncollectible accounts and the
        authoritative accounting guidance you have relied upon in formulating your
        methodology.

Engineering Comments

General

5.   Please provide us with a copy of your reserve report as of December 31, 2006.
        Please provide this on electronic media, such as CD-ROM, if possible. If
        possible, please provide this on CD ROM. If you would like this information to
        be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

The Tennessee Properties, page 4

Swan Creek Production and Development, page 5

6.   Please reconcile your statement in the third paragraph under this heading, stating
        that the experienced decline in the Swan Creek field from the existing wells was
        "expected and predictable" with the fact that in the last two years you have
        revised the proved gas reserves downward by almost 50%, suggesting the
        expected decline had not been taken into account in preparing your prior reserves
        estimates.

Risk Factors, page 15

7.   Please include a risk factor discussing the possibility that reserve estimates may
        be subject to material downward revisions. We expect this would appropriately
        clarify that you have revised your gas reserves downward by almost 70% in the
        last three years; and address the implications of this on your current and future
        results of operations.

Properties, page 21

8.   Although you disclose some of the information required by Item 102 of
        Regulation S-K for your principal properties, you do not disclose all of the
        required information. Please expand your disclosure to include details about
        production, reserves, nature of your interest, location and development for your
        principal properties. If you have properties that are of a significant interest,
        provide more detailed information and maps.

Supplemental Oil and Gas Information (Unaudited), page F-30

Oil and Gas Reserves, page F-31

9.   Please disclose the reasons for the significant changes in your year-to-year
        reserves to comply with paragraph 11 of SFAS 69. For example, we note
        significant revisions in oil and gas volumes in all reported years, and a significant
        sale of reserves in 2005, shown in your reserve table on page F-31; your
        explanations should encompass these observations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me with any other questions.

Sincerely,

Karl Hiller
Branch Chief